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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  July 16, 2001
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ben and Celia Marcus 1992 Revocable Trust
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                            (a)[ ]
                                                                     (b)[ ]
       Not Applicable
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Wisconsin
--------------------------------------------------------------------------------

    NUMBER OF          5      SOLE VOTING POWER

     SHARES                   0
                    ------------------------------------------------------------
  BENEFICIALLY         6      SHARED VOTING POWER

    OWNED BY                  3,055,829
                    ------------------------------------------------------------
     EACH              7      SOLE DISPOSITIVE POWER

   REPORTING                  0
                    ------------------------------------------------------------
    PERSON             8      SHARED DISPOSITIVE POWER

     WITH                     3,055,829

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,055,829
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                     [ ]


--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.5%
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
================================================================================

     This Amendment No. 22 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Items 2 and 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

     Item 2(a).     Name of Person Filing:
     ----------     ---------------------

                    Ben and Celia Marcus 1992 Revocable Trust (the Trust)*

     Item 2(b).     Address of Principal Business Office or, if none, Residence:
     ----------     ------------------------------------------------------------

                    The Marcus Corporation
                    250 East Wisconsin Avenue, Suite 1700
                    Milwaukee, Wisconsin  53202

     Item 2(c).     Citizenship:
     ----------     ------------

                    The Trust has a situs in and is governed by the laws of the state of Wisconsin.

     Item 2(d).     Title of Class of Securities:
     ----------     -----------------------------

                    Class B Common Stock

     Item 2(e).     CUSIP Number:
     ----------     -------------

                    566330 10 6




-------------------------
     * The Trust was established by Ben Marcus and Celia Marcus as trustees. Ben Marcus, Stephen H. Marcus, and Diane Marcus Gershowitz, became successor co-trustees upon the death of Celia Marcus on August 6, 2000. Stephen H. Marcus and Diane Marcus Gershowitz became successor co-trustees upon the death of Ben Marcus on December 25, 2000. The shares reported in this Schedule 13G were held by the Trust prior to the death of Ben Marcus and continue to be held by the Trust.

     Item 4.   Ownership
     -------   ---------

               (a)  Amount Beneficially Owned: 3,055,829

               (b)  Percent of Class: 10.5%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 0

                    (ii) shared power to vote or to direct the vote: 3,055,829

                    (iii) sole power to dispose or to direct the disposition of:
                          0

                    (iv) shared power to dispose or to direct the disposition
                         of: 3,055,829

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 16, 2001

BEN AND CELIA MARCUS 1992 REVOCABLE TRUST


By: /s/ Stephen H. Marcus
    ----------------------------------
    Stephen H. Marcus
    Trustee